Consent of Advantage Geoservices Ltd.

Advantage Geoservices Ltd. hereby consents to the use of and reference to its name and the scientific and technical information it is responsible for in the documents which are filed with or incorporated by reference in the Registration Statement on Form 40-F of Mako Mining Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ James N. Gray, P.Geo
Name: James N. Gray, P.Geo Title: President

Dated: March 18, 2026